UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Registration Statement on Form F-1
Filed July 23, 2025
File No. 333-288899

Dear Iris Bincovich:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note your statements that you have applied to list your common shares and warrants on Nasdaq and that it is a condition to the closing of the offering that your common shares qualify for listing on a national securities exchange. Please further revise your disclosure to clarify whether the offering is contingent on the listing of your warrants as well.
2. We note that the offering now includes warrants to purchase common shares. Please revise the prospectus cover page to briefly describe the terms of the warrants. Refer to Item 501(b)(2) of Regulation S-K.

Use of Proceeds, page 73

3. Please continue to revise your disclosure in this section so that it is responsive to the first, third and fourth bullet points of comment 19 in our letter dated January 27, 2025.

Exhibits
Exhibit 5.1, page II-5

4. We refer to counsel's opinion filed as Exhibit 5.1 and note that the legal opinion should not assume conclusions of law that are necessary for the ultimate opinions being expressed. Please file a revised Exhibit 5.1 legal opinion that does not include any inappropriate assumptions as to conclusions of law like those set forth in subparagraphs 1 and 3-11 in the third paragraph under "Assumptions and Reliances." For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF). Please make similar revisions as appropriate to the legal opinion filed as Exhibit 5.2.

Exhibit 5.2, page II-5

5. Please file a revised Exhibit 5.2 legal opinion that refers to the correct name of the issuer in the first sentence.

Exhibit 10.4, page II-5

6. Please file complete exhibits with all attachments. For example, it appears that Appendix A and Appendix B are missing from the Research and License Agreement filed as Exhibit 10.4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.